Exhibit 99.1

NEWS
RELEASE

Suite 215-800 West Pender St
Vancouver, BC V6C 2V6

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KIMBER INTERCEPTS 5.2 METRES OF 51.9 g/t GOLD and 1,076 g/t SILVER BELOW CARMEN GOLD-SILVER DEPOSIT, MONTERDE PROJECT
Hole MTRD-477 hits multiple structures below previous drilling, improving potential for underground extraction of Carmen Deep areas

May 26, 2011

Vancouver, British Columbia - Kimber Resources Inc. (NYSE Amex:KBX, TSX:KBR) is pleased to announce the results of a further 8 drill holes from its ongoing drill program at the Carmen Deposit at its Monterde Project in Mexico. Hole MTRD-477 was drilled with the objective of expanding and upgrading mineral resources potentially amenable to underground extraction (“Carmen Deep” target) and intersected multiple high grade zones of gold-silver mineralization, as detailed below. Seven of the drill holes (MTR-483 to 489) were drilled to increase the confidence level of shallow mineral resources potentially amenable to open pit extraction (“Carmen Pit” targets). These seven holes returned results in line with expectations and will support increased confidence in mineral resources in the Carmen Pit areas.

“We are extremely pleased with these most recent results from drilling at the Carmen deposit,” said Gordon Cummings, President and CEO of Kimber Resources. “Hole MTRD-477 had a number of high grade gold-silver intercepts involving multiple structures, including one of the best high-grade gold-silver drill intercepts ever recorded at Monterde, returning 5.2 metres of 51.9 g/t gold and 1,076.7 g/t silver from the Hilos structure within the Carmen Deposit. This intercept, drilled with core, contained visible gold and also includes 1.3 metres of 188.5 g/t gold and 3,770 g/t silver. Two additional intercepts (of 0.9 metres of 44.5 g/t gold and 38.2 g/t silver and 1.2 metres of 28.2 g/t gold and 26.0 g/t silver) are interpreted to have come from the main Carmen structure, 40 metres below previous drilling, and are associated with strong sulphide veining,” he said. “These high grade intercepts are very positive and indicate potential to expand high grade gold-silver mineral resources in Carmen Deep areas.”

Highlights of assay results from hole MTRD-477 drilled at the Carmen deposit are tabulated below, while complete results for all eight holes are attached:

Drill hole	Section	From	To	Intercept*	Gold	Silver	Gold equivalent**
		(m)	(m)	(m)	(g/t)	(g/t)	(g/t)
MTRD-477	34	166.0	174.0	8.0	1.7	181.5	4.7
including		172.0	174.0	2.0	5.1	418.0	12.0
and	***	255.5	260.7	5.2	51.9	1,076.7	69.9
including	***	256.9	258.2	1.3	188.5	3,770.0	251.3
and		338.4	340.4	2.0	25.2	725.0	37.3
and		410.4	411.2	0.8	23.4	23.1	23.8
and		418.5	419.4	0.9	44.5	38.2	45.1
and		432.0	433.2	1.2	28.2	26.0	28.6

* True widths are expected to range between 65% and 85% of the intervals reported on the table above.
**Gold equivalent grade assumes equivalence of 60 grams of silver to one gram of gold.
*** Gold grade confirmed by 1kg screened fire assay.

Drill hole MTRD-477 was drilled on section 34 with the goal of testing the Carmen structure at a vertical depth of 350 metres below surface, in an area that had not been drill tested in the past. High grade silver mineralization between 166 and 174 metres down hole is associated with a hanging wall splay to the Cob structure. Alteration consists of moderate limonite and hematite hosted by intermediate pyroclastic breccias. High grade gold and silver mineralization between 268.2 and 274.7 metres down hole is associated with a zone of quartz veining with veinlets of galena and sphalerite and occasional amethyst and is interpreted to correspond to the Hilos structure. Between 415.6 metres and 420.1 metres down hole, a zone of strong sulphide veining was intersected. Mineralization in this intercept consists of coarse grained sphalerite with galena, quartz, calcite and hematite veins. This style of mineralization extends sporadically downhole to 437.4 metres and is associated with high grade gold mineralization. These sulphide veins are interpreted to represent a new style of mineralization on the Carmen structure and suggest potential for a high sulphidation epithermal gold system.

In order to review a plan view of the location of the drill collars of each hole and to view a vertical section of hole MTRD-477 showing a selection of intercepts detailed in the highlights summary above please click on the following link: http://www.kimberresources.com/properties-carmen

The drilling of the Carmen Deep targets utilizes a combination of reverse circulation drilling at the top of the hole and diamond drilling in the lower part of the hole to improve productivity and reduce costs. Additional drilling is underway in the Carmen Deep target area.

The seven shallow holes represent the completion of the most recent program of Carmen Pit holes and data from all the new holes in the Carmen Pit area will be used to assist with updated mineral resource estimation and mine planning.

About Kimber

Kimber owns mineral concessions covering in excess of 39,000 hectares in the prospective Sierra Madre gold-silver belt, including the Monterde property, where three gold-silver mineral resources have already been defined. The most advanced of these, the Carmen deposit, has been extensively drilled and has undergone detailed geologic modeling. The completion of the Preliminary Assessment for Monterde in 2010 represented a significant step forward for Kimber and is expected to lead to further development and more advanced economic studies at the Monterde deposits including the completion of a pre-feasibility study during 2011.

FOR FURTHER INFORMATION PLEASE CONTACT:

Matthew Hamilton
Manager of Investor Relations
or
Gordon Cummings, CA
President and CEO

North America Toll Free: 1-866-824-1100

Tel: (604) 669-2251
Fax: (604) 669-8577

Website: http://www.kimberresources.com
Email: news@kimberresources.com

Forward looking statements
Statements in this release may be viewed as forward-looking statements, including statements regarding estimates of mineral resources at Monterde, the preliminary assessment of the Monterde project, the conversion of inferred mineral resources to measured and indicated mineral resources, the conversion of mineral resources to mineral reserves, life of mine estimates, the potential for gold and silver mineral resources in the Carmen and Veta Minitas deposits and other targets within the Monterde project, the further development, expected results and future economic assessments of the Monterde project. When used in this press release, the words “expect”, “intend”, “hopes”, “should”, “believe”, “may”, “will”, “if”, “anticipates”, “potential for”, “suggests” and similar expressions are intended to identify forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. Such risks and uncertainties include, among others, uncertainty of mineral reserve and resource estimates, risks relating to fluctuations in the price of gold, the inherently hazardous nature of mining-related activities, potential effects on Kimber’s operations of environmental regulations in the countries in which it operates, risks due to legal proceedings, risks relating to political and economic instability in certain countries in which it operates, risks related to the use of inferred mineral resources in the preliminary assessment, and uncertainty of being able to raise capital on favourable terms or at all, as well as those risk factors discussed under the headings “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in Kimber’s latest Annual Report on Form 20-F as recently filed on SEDAR and EDGAR. There are no assurances the Company can fulfil such forward-looking statements and the Company undertakes no obligation to update such statements, except as required by law. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.

The technical information in this news release has been prepared in accordance with Canadian regulatory requirements set out in National Instrument 43-101 and reviewed by Mr. Petrus (Marius) Mare P.Geo., Vice-President Exploration of the Company. The exploration activities at the Monterde project site are carried out under the supervision of Mr. Mare, who is the designated Qualified Person under National Instrument 43-101 for the Monterde project. Mr. Petrus (Marius) Mare, Vice-President Exploration, is the designated Qualified Person (Q.P.) for the Monterde project being responsible for quality control and has verified the data being disclosed. He has determined that the laboratory reports matched the drill sample logs and that the quality control assays fall within reasonable limits. QA/QC procedures incorporate blanks and duplicates inserted at the drill and standards inserted after sample preparation. Sample preparation was done by ALS Chemex at its Chihuahua laboratory. Pulps are analyzed by ALS Chemex at its laboratory in North Vancouver, British Columbia, using 50 gram sub-samples, using fire assay with an AA finish for gold and four-acid digestion and ICP finish for silver from a 0.4 gram subsample. High grade gold or silver intervals are re-assayed by fire assay with gravimetric finish.

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Kimber Resources uses certain terms on its website (and certain press releases), such as “measured,” “indicated,” and “inferred,” “resources,” which the SEC guidelines strictly prohibit U.S. companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure under the heading “Cautionary Note to U.S. Investors Regarding Mineral Reserve and Resource Estimates” in our latest annual report on Form 20-F which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Complete table of Carmen drill results
To accompany Kimber News Release Dated May 26, 2011

Drill hole	Section	From	To	Intercept	Drill	Gold	Silver	Gold equivalent	Structure
		(m)	(m)	*(m)	type	(g/t)	(g/t)	(g/t)**
MTRD-477	34	166.0	174.0	8.0	RC	1.7	181.5	4.7	Cob
including		172.0	174.0	2.0	RC	5.1	418.0	12.0	Cob
and	***	255.5	260.7	5.2	Core	51.9	1,076.7	69.9	Hilos C2 HW
including	***	256.9	258.2	1.3	Core	188.5	3,770.0	251.3	Hilos C2 HW
and		268.2	274.7	6.6	Core	2.3	102.6	4.0	FW Splay Hilos C2
and		338.4	340.4	2.0	Core	25.2	725.0	37.3	Hilos FW splay
and		410.4	411.2	0.8	Core	23.4	23.1	23.8	Carmen HW splay
and		418.5	419.4	0.9	Core	44.5	38.2	45.1	Carmen HW splay
and		425.6	426.9	1.3	Core	3.8	10.7	4.0	Carmen HW splay
and		432.1	438.5	6.4	Core	5.6	6.2	5.7	Carmen
including		432.1	433.2	1.1	Core	28.2	26.0	28.6	Carmen
MTR-483	40.5	20.0	26.0	6.0	RC	0.2	35.3	0.8	Hilos Splay1
and		44.0	50.0	6.0	RC	0.4	108.2	2.2	Hilos C2- Splay1
including		48.0	50.0	2.0	RC	0.8	200.0	4.2	Hilos C2- Splay1
and		82.0	92.0	10.0	RC	0.4	73.3	1.7	Hilos C2
MTR-484	39.5	54.0	60.0	6.0	RC	0.3	44.8	1.0	Splay btw Main&Hilos
and		74.0	86.0	12.0	RC	0.4	43.5	1.1	Splay btw Main&Hilos
MTR 485	38.5	40.0	46.0	6.0	RC	0.1	48.6	0.9	Splay btw Main&Hilos
MTR 486	37.5	8.0	14.0	6.0	RC	1.1	66.1	2.2	Hilos C2

including		8.0	10.0	2.0	RC	2.4	117.0	4.3	Hilos C2
and		20.0	22.0	2.0	RC	4.0	80.6	5.3	FW Splay Hilos
and		56.0	62.0	6.0	RC	0.3	37.5	0.9	Splay btw Main&Hilos
and		70.0	76.0	6.0	RC	0.6	29.6	1.1
MTR 487	36.5	2.0	10.0	8.0	RC	0.3	45.1	1.1	Splay btw Main&Hilos
and		18.0	24.0	6.0	RC	0.9	22.9	1.3	Splay btw Main&Hilos
MTR 488	37.5	38.0	44.0	6.0	RC	0.2	41.4	0.8	HW Splay Hilos
MTR 489	36.5	10.0	22.0	12.0	RC	0.5	69.6	1.6	Cob
and		38.0	44.0	6.0	RC	0.2	49.1	1.0	FW Splay Cob
and		72.0	78.0	6.0	RC	0.2	58.0	1.2	FW Splay Cob

* True widths are expected to range between 65% and 85% of the intervals reported on the table above.
**Gold equivalent grade assumes equivalence of 60 grams of silver to one gram of gold.
*** Gold grade confirmed by 1kg screened fire assay.